UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

SMALL BUSINESS ISSUERS

UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

KWT, LTD.

(Name of Small Business Issuer in its charter)

Utah (State or other jurisdiction of incorporation or organization)	87-0340408 (IRS Employer Identification Number)
1723 8th Avenue North Seattle, WA 98109 (Address of principal executive offices)	(206) 378-5518 (Issuers Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class to be registered: NONE

Name of each exchange on which each class is to be registered: NONE

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class to be registered:

Name of each exchange on which each class is to be registered:

Common stock, $0.001 par value

KWT, Ltd. Symbol (KWTL)

Form 10-SB

Table of Contents

ALTERNATIVE 3

ITEM 1. DESCRIPTION OF BUSINESS *

1:1 Forward-looking Statements *

1:2 Business Development *

1:3 Business of Issuer *

1:4 Reports to Security Holders *

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION *

2:1 Plan of Operation *

2:2 Managements Discussion and Analysis of Financial Condition

and Results of Operations *

ITEM 3. DESCRIPTION OF PROPERTY *

3:1 Location and Condition of Property *

3:2 Investment Policies *

3:3 Description of Real Estate and Operating Data *

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS *

4:1 Security Ownership of Certain Beneficial Owners *

4:2 Securities Ownership of Management *

4:3 Changes in Control *

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS *

5:1 Directors and Officers *

5:2 Significant Employees *

5:3 Family Relationships *

5:4 Involvement in Legal Proceedings *

ITEM 6. EXECUTIVE COMPENSATION *

6:1 General *

6:2 Summary Compensation Table *

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS *

7:1 Previous Two Years *

7:2 Exempt *

7:3 Parent Company *

7:4 Transactions with Promoters *

ITEM 8. DESCRIPTION OF SECURITIES *

8:1 Common or Preferred Stock *

8:2 Debt Securities *

8:3 Other Securities *

PART 11 *

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS *

1:1 Market Information *

1:2 Holders *

1:3 Dividends *

ITEM 2. LEGAL PROCEEDINGS *

2:1 Pending Legal Proceeding *

2:2 Government Authority Contemplating *

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS *

3:1 Accountant Dismissed *

3:2 Accountant Disclosures *

3:3 Detail of Subject Matter *

3:4 Discussions with Board of Directors *

3:5 Accountant Authorized to Issue Subsequent Report *

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES *

4:1 Date, Title, and Amount Sold *

4:2 Underwriters *

4:3 Offering Price *

4:4 Exemption Applied *

4:5 Conversion Terms *

4:6 Report Items *

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS *

PART F/S *

ITEM 1. FINANCIAL STATEMENTS *

PART III *

ITEM 1. INDEX TO EXHIBITS SAMPLE ONLY *

ITEM 2. DESCRIPTION OF EXHIBITS *

SIGNATURES *

ITEM 1. DESCRIPTION OF BUSINESS

1:1 Forward-looking Statements

Certain statements made in this Registration Statement are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding the plans and objectives of management for future operations.

Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of KWT, Ltd., a Nevada corporation (the "Company") to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements the forward-looking statements made in this Report are based on current expectations that involve numerous risks and uncertainties. The Companys plans and objectives are based, in part, on assumptions involving the growth and expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that its assumptions underlying the forward-looking statements are reasonable, and of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements made in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements made in this Report, particularly in view of the Companys early stage of operations in the United States, inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

In addition, this Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on managements beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

In summary, forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Companys future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Companys ability to control or predict. In addition, the Company does not have any intention or obligation to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.

1:2 Business Development

Masadi Resources, Inc. ("Masadi") was incorporated in the State of Colorado on July 10, 1997. On February 10, 1998, Masadi filed with the State of Colorado Articles of Amendment to its Articles of Incorporation and changed its name to International

Beverage Corporation pursuant to a Merger Agreement dated August 27, 1998, between International Beverage Corporation and Global Entertainment Holdings/Equities, Inc. who subsequently became the surviving corporation and is now know as the Company.

The Company, with the exact name of KWT Ltd., was originally incorporated under the laws of the State of Utah as Overthrust Oil and Gas Corporation on April 28, 1978, and is engaged in the business of manufacturing, selling and distributing textile and paper products worldwide. On June 30, 1993, Overthrust Oil and Gas Corporation changed its name to Overthrust International Corporation, a Nevada corporation ("Overthrust"). The Companys initial purpose for incorporation was to operate in the oil and gas exploration business. The Company eventually became dormant until 1998 when it began actively seeking a merger partner with sales and assets that would meet NASDAQs listing requirements.

The name of Overthrust was changed to KWT Ltd., after a reverse merger with Anshan KWT (BVI) Co. Ltd. on October 5, 1998.

During the reverse merger, the shareholders of Overthrust at a shareholders meeting, approved the acquisition of Anshan KWT (BVI) Co. Ltd., for stock. Overthrust issued 11,737,952 shares of its common stock for all the outstanding shares of Anshan KWT

(BVI) Co. Ltd., which owns all of the stock of KWT Company Ltd. (KWT), which is located in the Peoples Republic of China (PRC). The shareholders, at that same meeting, voted to change the name of Overthrust to KWT, Ltd. (the Company). The name change became effective on

October 6, 1998. The shareholders of Overthrust also elected a new board of directors and simultaneously accepted the resignation of the incumbent directors. Consequently, there are 12,237,952 shares of common stock outstanding on December 31, 1999.

1:3 Business of Issuer

The Company, through BVI, which is incorporated in the British Virgin Islands, owns 100% of KWT, which is located in Anshan City, Peoples Republic of China (PRC). KWT has been an operator in both textile and paper industries since 1993, with its main facilities located in the PRC since inception.

The Companys main operations are operated by KWT, which is a Sino-foreign joint venture incorporated at TengAo Economic Zone, Anshan City, Manchuria, PRC. It engages in the manufacturing and marketing of textile products. Some products are sold to the

United States via a related entity that is partially owned by KWTs Taiwanese partner, a comprehensive textile producer in Manchuria.

The Companys shares of common stock are listed on the OTC "BB" (or NASDAQ), under the symbol "KWTL". The Company has 100,000,000 shares of authorized common stock and approximate 12,237,952 shares of common stock outstanding on December 31, 1999.

Fidelity Stock Transfer, Inc., located at 1800 South West Temple, Salt Lake City, Utah, 84115-1851, serves as the transfer agent and registrar for the Companys common stock.

Principal the sports web site, www.TheSportsDaily.com.

Products, Services and Markets

The Company, through its wholly owned subsidiary KWT, is an industry leader in the finishing and dying of cotton and synthetic fabrics. Employing more than 500 on a regular basis, the Company owns and operates a manufacturing plant in Liaoning Province,

Manchuria, China. KWT is one of the fastest growing non-government owned fabric-finishing plants in China. It has contracts with major sewing companies in China and other Asian nations.

Occupying over one million square feet, the textile manufacturing plant, a high efficiency operation designed by Taiwanese experts, is specifically structured for the bleaching and dying of cotton and synthetic fabrics. The plant can dye and finish approximately

17 million meters of high-grade synthetic fiber annually and 50 million meters of cotton textiles annually. The plant has a modern quality control laboratory equipped with state-of-the-art analytical and computer equipment. The laboratory has developed several proprietary processes for finishing both synthetic and natural fabrics. At present the plant purchases all of its raw semi-finished goods from other manufacturers within China.

In addition, the Company is adding a weaving facility to the plant, which will give the Company the ability to weave some of its own fabrics while providing better security over its proprietary weaving process. This addition will also reduce the plants dependence upon other weavers and give it better control over its delivery schedules.

In the previous fiscal year, the plant produced 10.2 million meters of finished fabric of which approximately 20% was shipped to sub-contractors for retailer GAP. It plans to ship 35.6 million meters of finished fabric this fiscal year.

Rich in natural textile material, skilled workforce and a low-cost labor force, China has become the largest textile product manufacturer and exporter in the world. PRC is also one of the largest manufacturers of cotton, linen, and wool, silk and synthetic fibers in the world.

Although the consumption of textile products in China is still behind that of more developed countries, the demand for textile products within China will increase sharply in the near future as its economy continues to grow and the living standard rises.

Synthetic fiber cloth (SFC) has such advantages as durable, softness, brightly colored and insect proof that makes it extremely popular in China. It also has a large share in international markets. The global average consumption amount of SFC is about 7.3kg, while in developed countries the demand is 18-20kg. In China, the average consumption amount of SFC for each person is only 4kg, so the market potential for SFC is much unfulfilled.

Because of SFCs reasonable price, SFC represents a significant portion of the cloth market in the PRC. As the weaving business is not yet well developed in China, the majority of those SFC products are currently imported from other countries. The Company has imported a whole set of production lines from Japan and invited technology consultants to ensure its finished product meets the international standards while seizing the market at the same time. The Company has already established its own brand name in China.

Key Factors In Production Process

For the dyeing factory, it has two production lines: jet fluid dyeing and jig dyeing. The jet fluid dyeing production line operates with 11 imported units of dyeing machines and 12 units of domestic drying machines that have the capacity to manufacture 17 million meters of high-grade synthetic fiber cloth annually. The Companys maximum production capacity of cloth is 71.6 million meters, of which 26.6 million can be high quality garment cloth. For the jig dyeing production line that has 10 roll-dyeing machine units, the Company has the capacity to manufacture 5 million meters of cotton textile, including T/C and T/R, annually. Utilizing different production craft and technology, the Company manufacturers four major series of high-grade garment cloth: the imitation wool, imitation silk cloth, imitation linen and cotton.

Marketing Strategy

The Companys marketing strategy is to expand market integration by implementing its growth strategy and subsequently continue to capitalize on its product and service niche in order to capture a significant share of the international marketplace in the future. The key current marketplaces for the Companys product line are PRC government agencies that include police departments and school districts in Manchuria. The Company has aggressively entered into other markets in China, including Beijing City, Tianjin City, Shangai City, Huibei Province and Huinan Province to establish a broad based national market for its products.

Key Markets

School Uniform Market
Law Enforcement Agencies
Non-Governmental Garment Industry
Wholesale Marketplace
Export

In the school uniform market, the Company supplies approximately 15 million meters of fabric for uniforms annually or approximately 30% of the fabric sold in this market segment. For law enforcement agencies, the Company supplies approximately 28.8 million meters of fabric for uniforms annually or approximately 20% of the fabric sold in this market segment.

The Company supplies a small but growing amount of fabric to the non-governmental garment industry and provides dyeing services to high quality sellers of quality fabric to smaller users of fabric in the wholesale marketplace.

With no export restrictions placed upon it by the PRC, the Company plans to expand its export of garment cloth to other parts of the world, including North America and Europe. It currently supplies fabric products to the GAP in the United States and to Linmark in Canada.

Sales Strategy

The Company is positioning itself aggressively to expand sales both in the US and in the PRC marketplace. The Company is leveraging its inexpensive PRC labor force and its initial foothold in the U.S. marketplace in order to expand its existing textile product lines and customer base while simultaneously adopting a vertical integration strategy. To implement the product integration strategy, the Company will continue to steadily increase its market share in the PRC while expanding its presence in the U.S., which will allow the Companys to achieve its initial goals in the U.S., resulting in the Company becoming a major player in the global markets.

As the PRC economy continues to grow strongly at a rate over 7% each year, the Company has started to expand its manufacturing facilities, equipment and machinery in 1998 and 1999. The objective of upgrading its product quality and expanding its product capacities will ensure that its sales strategy is fully implemented.

Distribution Methods for Products and Services

The Companys product line is distributed directly to various sewing companies, which in turn complete the final production process, which includes the sewing and stitching of the various textiles into finished garments. All physical distribution within the PRC is made by truck.

Growth Strategy

Understanding the importance of retaining their existing customer base while exploring new ways to attract customers to increase sales, the Company maintains its high-quality manufacturing standards and provides additional value added products to new customers. In order to achieve ever-demanding sales targets, the company more than double its sales agents from 3 to 8. Its self-manufacturing products make up to 60 percent of its total sales. The company also seeks advisers from its existing customers and responds to ever-changing market conditions to improve its products mix. In addition, it regularly introduces new high value added products to meet customer and marketplace demand.

The Company has signed sales contracts and long-term sales agreements with various government agencies and large private customers, which guarantee continuous and steady sales. The Company has also signed purchasing contract agreements with its own suppliers to insure the continuous supply of materials in the future.

The Companys weaving production line will be completed during fiscal year 2000. The combined weaving and dying operations will shorten existing production cycles and reduce production costs. It ensures the companys rapid response to market changes thus increasing its competitiveness and ultimately allowing it to gain a larger market share.

New Products and Services

While the Company continues to research and develop new products, the current focus is on expanding its present product line of textile goods and enhancing its customer service capabilities throughout the PRC and the world.

Competitive Business Conditions

Advanced synthetic fiber cloth technology has matured in Japan, Italy and Taiwan. The higher labor costs in those countries makes their products less competitive. In addition, products shipped into China by those countries are subject to stiff Chinese tariffs.

Consequently, direct competition comes from two foreign companies who have manufacturing facilities in China. Both of these manufacturers are located in southern China and are not a direct threat to the Company at this time. In fact, as the Company continually improves its summer textile quality for its target customers in northern China, some customers in the Southern China market are placing orders to the Company despite the lack of a Company foothold in that region.

One big competitive advantage for the Company globally is its flexible pricing policy. There's no pricing control in the Chinese textile industry. The Company has the ability to adjust its prices to insure maximum profitability from each customer. The company can adopt a flexible competitive pricing policy, in part, because of a cheaper labor force, resulting in lower labor costs in the North than labor costs in the southern part of China and lower production costs, as the Company enjoys cheap utility costs such as water, electricity and gas due to their abundance in Manchuria. These two factors contribute significantly to the Companys high production efficiency.

Sources and Availability of Raw Materials

At present the plant purchases all of its raw semi-finished goods from other manufacturers within China. All the materials necessary to complete the finishing and dying process are readily available throughout the PRC.

Customer Dependence

The Company is not dependent on any one large customer. Its sales are spread across a wide variety of government agencies, schools, garment companies, wholesalers and international clients. The Company maintains excellent relationships with its customers and provides a high level of customer service.

Intellectual Properties

It is the practice of the Company to seek patent protection for its products and technology. As the United States operations continue to grow, the Company will conduct an internal review of its products and technologies to determine if patent applicants should be filed in the United States Patent and Trademark Office.

Government Approval of Products and Services

The Companys main operations are conducted in the PRC. Accordingly, the political, economic and legal environment in the PRC may influence the business, financial conditions and operations. The Companys operations maybe subjected to special considerations and risks not typically associated with companies in North America.

The Companys business may be adversely affected by political, economic and social uncertainties in China. A change in policies by the Chinese government could adversely affect the Companys interest by, among other things, changes in laws, regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports and sources of suppliers, or the expropriation of private enterprises. Although the Chinese government has been pursuing economic reform policies for the past 17 years, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting Chinas political, economic and social life.

Foreign Corrupt Practices Act of 1977

The Company management is aware of that it is subject to the U.S. Foreign Corrupt Practices Act of 1977. The Act generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with the Company, are not subject to these prohibitions. It is Directors and executive officers best believe that no violation of the Foreign

Corrupt Practices Act by the Company is incurred.

Effects of Government Regulations on Business

Economic Effects

The economy of China differs significantly from the United States economy in such respects as structure, level of development, gross national product, growth rate, capital reinvestment, resource allocation and self-sufficiency, rate of inflation and balance of payments position, among others. Since the early 1950s, the economy of China has been a planned economy subject to five-year and annual plans adopted by central authorities, which set forth production goals. Only recently the

Chinese government encouraged substantial private economic activities. The Chinese economy has experienced significant growth in the past five years, but such growth has been uneven among various sectors of the economy. There can be no guarantee that the governments pursuit of economic reforms will be consistent or effective. Action by the central government of China could have a significant adverse effect on economic conditions in China. Further, much of the economic activity is export driven and, therefore, affected by developments in the economies of Chinas principal trading partners.

The Company receives its revenues in the PRC in Renminbi, which is not freely convertible into foreign exchange. However, the Company requires foreign currency to fund a portion of its operations. For example, the Company requires, and expects to require in the future, U.S. dollars to purchase equipment for expansion projects. In addition, revenues will need to be converted into United States dollars, Hong Kong dollars and other currencies in the amounts needed for the Company to discharge obligations denominate in foreign currency. The PRC Government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports.

In general, domestic enterprises operating in the PRC must price and sell their goods and services in the PRC in Renminbi and are also required, with certain exceptions, to sell all their foreign exchange revenues to designated foreign exchange banks in the PRC. In addition, domestic enterprises much provide satisfactory evidence of their need for foreign currency before converting Renminbi to foreign currency through designated foreign exchange banks. However, according to regulations, which took effect on July 1, 1996, foreign investment enterprises may be able to access foreign exchange from both designated foreign exchange banks and swap center, provided that such foreign exchange will be used for current account transactions.

Prior to January 1, 1994, there was significant volatility in the exchange rate of Renminbi to U.S. dollars Although the Renminbi to U.S. dollar exchange rate has been relatively stable since January 1, 1994 and the PRC government has stated

its intention to intervene in the future to support the value of the Renminbi, there can be no assurance that exchange will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the Companys financial performance and ability to meet its obligations because of its current and future foreign currency denominated liabilities and may materially adversely affect the value, translated into U.S. Dollars, of the Companys net fixed assets, earnings and any declared dividends.

The current restrictions and uncertainties relating to the currency conversion system in the PRC give rise to risks affecting the ability of the Company to obtain adequate foreign exchange at acceptable rates to meet its foreign exchange needs.

Legal Effects

In December 1982, the National Peoples Congress of China amended the Constitution of China to authorize foreign investment and to guarantee the "lawful rights and interest" of foreign investors in China. Despite the subsequent activity and progress in developing the legal system, China does not have a comprehensive system of laws. Enforcement of existing laws may be uncertain and sporadic and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may be impossible to obtain swift and equitable enforcement of such law or to obtain enforcement of a judgment by a court of another jurisdiction.

While Chinese law expressly protects the status and rights of Sino-foreign joint venture enterprises, including their right to use land during the term of their respective joint venture contracts, the states reserves the right, in extreme and exceptional circumstances, to terminate the joint venture and provide compensation therefor. In such an event, a joint venture's right to use land would terminate and all plant and facilities would revert to the state in exchange for just compensation.

Incentives for Sino-Foreign Joint Venture Companies

To insure the foreign investors a profitable operation, the allowing provincial government, authorized by the PRC central government, provide the following tax incentives to Sino-Foreign Joint Venture Companies:

1. Two years of one hundred per cent exemption and three years of 50 per cent reduction of corporate profit tax after company becomes profitable.

2. A fifty per cent reduction of profit tax is granted to those enterprises with export value that amount to seventy per cent of their total production value the same year. For high-technology enterprises, when one incentive was over, the enterprise can be granted an additional three years for the fifty per cent reduction of profit tax.

3. Local taxes are exempted for the enterprise, which are in the exportation and high-technology business.

4. If the importation of construction material and production equipment is for its own use, the companys raw materials and spare parts of the export items are exempted from the value added tax and custom excise tax.

5. Except items started by the Central Government, products manufactured by foreign investment enterprises are exempted from the value added tax.

6. Profit after tax that is reinvested in enterprises for over five years could apply for a refund of forty per cent of profit tax of the total amount paid. The one hundred per cent of profit tax of the reinvestment amount will be refunded, if it is for an export and high-technology enterprise.

7. In cases of a foreign investment enterprise suffering loss, the loss could be used to offset any future profit, and could be carried forward up to five years.

8. Sino-foreign foreign investment enterprises are exempted from land use fees.

9. A fifty per cent reduction for business registration fees and enterprise management fees.

10. If invested in high-technology business with fixed assets over USD $36 million, the cost of land can be reduced by thirty per cent.

Research and Development

None of the Companys employees are engaged solely in research and development. However, certain key employees devote a substantial portion of their time to research and development activities in its PRC facilities.

While during the past two fiscal years the Company spent approximately $400,000 on research and product development activities, none of these costs were borne by customers. The Company continues to conduct research and product development for possible additions to its product line and to incorporate new technologies into its manufacturing processes to ensure its manufacturing costs remain competitive.

Compliance with Environmental Laws

The Companys manufacturing facilities are subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC Government of any facility that fails to comply with orders requiring it to cease of improve upon certain activities causing environmental damage. The Company believes its environmental protection facilities and systems are adequate for it to comply with the existing national, provincial, and local environmental protection regulations. However, there can be no assurance that the PRC national, provincial, or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in the Companys processes or systems.

Employees

Despite that most of the key personnel and employees have been with the Company for an extended period of time, the operation of Company is dependent on the services of its top ranking officers and employees. The possible loss of their services or the inability to attract qualified personnel will have a material adverse affect on the Company. No assurances can be given that the Company will be able to continue to retain or attract such qualified personnel in the future.

As of May 31, 1999, the Company employed approximately 500 full time personnel. The majority of the employees are stationed in the Companys subsidiary located in Anshan City, Manchuria of PRC. Historically, the Company has had no difficulty in hiring additional employees, and it anticipates that it will be able to hire additional employees in the future as needed, in connection with the growth of its business.

In July 1999, the Company started to hire full time staff in the US to operate its US office located at Seattle, Washington. At the present, five (5) full time employees work in the US office. The number of US employees expects to increase in order for the Company to meet its operational needs.

1:4 Reports to Security Holders

The Company currently is not required to deliver an annual report to security holders. The Company will begin to voluntarily send an annual report, including audited financial statements, to security holders beginning with the current fiscal year. In addition, the Company will begin filing reports and other information required by the SEC upon initial filing of its registration.

The public may read and copy any materials filed with the SEC at the SECs Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains and Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This information, once the Company completes its filing, will be available at"http://www.sec.gov/"http://www.sec.gov. It will also be available in the future on the Companys web site once it is established.

TEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(Accountant should prepare.)

2:1 Plan of Operation

The current national policy of the PRC is to restructure or shut down most of the ineffective state-owned factories and enterprises in the textile industry. Management has formulated plans to seize upon this historic opportunity to expand it penetration in the textile industry in the PRC by expansion of its facilities and/or by acquisition of other factories. The Company has in place an experienced and successful management team with many years of experience working together in the industry.

With the combination of 1) growing PRC markets, 2) new sales in the US and 3) implementation of vertical integration, the Company is ready to cover the entire spectrum of textile product lines. It is Managements objective to achieve a minimum profit margin of 25% annually.

For the cloth products, the Company plans to fully utilize the existing dyeing equipment and to further develop its weaving production line. The Company expects to capture the majority of the market north of the Yellow River by the end of fiscal year 2000.

Understanding the importance of retaining its existing customer base and the need to attract new customers to increase sales, the Company maintains its high-quality manufacturing standards while providing additional value added products to new customers. In order to achieve ever-demanding sales targets, the company more than doubled its sales agents from 3 to 8. Its self-manufacturing products make up to 60 percent of its total sales. The company also seeks advisers from its existing customers and responds to ever-changing market conditions to improve its products mix. And, it also introduces a new high value added products to meet the demand of the customers and markets.

The company has signed sales contracts and long-term sales agreements with various government agencies and large private customers, which guarantee continuous and steady sales. K. W. T. also signed purchasing contract agreements with its own suppliers to insure the continuous supply of materials in the future.

KWT weaving production line will be completed during fiscal year 2000. The combined weaving and dying operations will shorten existing production cycle, and reduce the production cost. It ensures the companys rapid responses to market changes thus increasing competitiveness and market share.

Cash Flow and The Need To Raise Cash

While the Company continues to experience rapid growth and profits continue to rise, it also has set a goal of expanding its operations by adding a new textile plant. It plans to raise approximately $3,000,000 in the near future, with $2,000,000 applied to the new plant and $1,000,000 for expansion of operations worldwide.

Planned Research and Development

The Company continues to conduct research and product development for possible additions to its product line and to incorporate new technologies into its manufacturing processes to ensure its manufacturing costs remain competitive. In addition, the Company is researching and developing new textile product lines for future introduction into the marketplace.

Purchase or Sale of Plant and/or Equipment

The Company currently has plans to add a new textile plant in the near future at a cost of $2,000,000, the funding of which is expected to come from the proceeds of a secondary public offering. Having sold its paper plant in 1999, the Company is now solely focused on the textile industry and will need to expand in order to meet the increased demand for its product line.

Significant Changes in the Number of Employees

The Company anticipates a steady increase in the number of employees as it continues to grow and capture more of the world textile market.

2:2 Managements Discussion and Analysis of Financial Condition

and Results of Operations

The statements contained in this initial report on Form 10-SB concerning the Companys business outlook or future economic performance; anticipated profitability, gross billings, commissions and expenses or other financial items; and statements concerning assumptions made or exceptions as to any future events, conditions, performance or other matter are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors, which would cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of Companys products in the United States, (ii) the uncertain result of Companys proposed merger of a US company to its vertical integration strategy, (iii) that the Company has expanded and grown rapidly and there can be no assurance that the Company will continue to be able to grow profitably or manage its growth, (iv) risks associated with the political, economic situation in PRC and the currency exchange rates between RMB of PRC and US Dollars,(v) competition, (vi) the Company lack of experience in doing business in the United States, (vii) the loss of services of key executives, individuals could have a material adverse effect on the Companys business, financial condition or operating results, (viii) litigation and labor disputes because of operations and /or transactions in both US and overseas, and (ix) possible tax exposures, as the Company is subject to various taxes from more than one tax authority.

Financial Condition

As a result of the Companys strengthening its product quality and continuing marketing effort, sales have been increased over 275% from the USD 2.4 million in 1996 to USD 8.7 million in 1998. This is a clear indication that the Companys products have been well accepted by the customers in Manchuria. The continuing efforts by the management to increase operational efficiency also have reduced overheads. Consequently, the Company has posted a steady increase in profits since 1997, with net operating profits for the past three years (1997, 1998 and 1999) at USD $989,461, USD $1,673,623 and USD $1,972,314 respectively.

In order to maintain this growth, the Company plans to fully utilize the existing dyeing equipment in its textile factory and to develop a weaving production line. These combined efforts will lead the Company to a very promising future that ensures the Company a 20 to 25 per cent annual growth rate well into the next decade.

Sale of business operation

To focus on its higher profit operation, the company decided to sell its paper operations to a third party for a price of $6,265,060. Under the terms of sales contract, the purchase price is to be received in five installments. The first installment of $1,445,780 was paid on July 31st 1999, the second installment of $1,204,820 was paid on October 31st, 1999 and the third installment of $1,204,820 was paid on December 31st, 1999. The fourth installment of $1,204,820 will be due on March 31, 2000, while the fifth and final installment of $1,204,820 will be due on June 30th, 2000.

On its sales terms, a onetime profit of $1,098,529 for the sale was recorded as other income in the current year. The remaining profit of $481,927 is treated as unrealized and will be recognized during the next fiscal year.

Selected Statement of Operations Information
	For the Year Ended May 31, 1998	For the Year Ended May 31, 1999	For Three Months Ended August 31, 1999	For Three Months Ended August 31, 1998
Total Revenues	$8,755,923	$7,329,007	$1,391,441	$1,772,301
Total Expenses	6,979,123	6,431,227	783,864	1,350,943
Income (Loss) From Operations	1,766,800	897,780	607,577	421,358
Total Other Income (Expense)	(103,177)	1,074,534	(1,933)	(19,814)
Net Profit (Loss)	1,673,623	1,972,314	605,644	401,544

Selected Balance Sheet Information
	For the Year Ended May 31, 1998	For the Year Ended May 31, 1999	For Three Months Ended August 31, 1999
Total Current Assets (Deficiency)	$16,161,133	$18,205,646	$9,351,441
Total Current Liabilities	13,873,669	11,107,731	4,495,554
Total Property & Equipment	21,225,234	19,299,145	20,626,694
Total Liabilities	13,900,420	11,607,731	4,495,554
Total Other Assets	211,750	157,951	52,809
Total Assets	37,614,467	37,662,742	30,030,945
Net Shareholders' Equity	23,714,047	26,055,011	25,535,391

Net Profits

The Companys net profits for the three-month period ended August 31, 1999 increased $204,100 or 50% to $605,644 from $401,544 for the three-month period ended August 31, 1998. The Companys net profits for fiscal year 1999 increased $298,691 or 18% to $1,972,314 from $1,673,623 for fiscal year 1998. The increase was primarily due to a reduction in total operating expenses and the onetime profit realized from the sale of the paper facility.

Total Revenues

The Companys total revenues for the three-month period ended August 31, 1999 decreased $380,860 or 21% to $1,391,441 from $1,772,301 for the three-month period ended August 31, 1998. The Companys total revenues for fiscal year 1999 decreased $1,426,916 or 16% to $7,329,007 from $8,755,923 for fiscal year 1998. The decrease was primarily due to the sale of its paper operations in order to focus on higher profit operations.

Cost of Goods Sold

The Companys cost of goods sold for the three-month period ended August 31, 1999 was $677,661 a decrease of approximately $393,586, or 36%, from approximately $1,071,247 for the three-month period ended August 31, 1998. The Companys cost of goods sold for fiscal year 1999 was $5,865,416, a decrease of approximately $502,724, or 8%, from approximately $6,368,140 for 1998.

Selling Expenses

The Companys selling expenses totaled $16,379 for the three-month period ended August 31, 1999, which represents a decrease of $9,400, or 36% from approximately $25,779 for the three-month period ended August 31, 1998. The Companys selling expenses totaled $88,035 in fiscal year 1999, which represents an increase of $83,393, or 1796% from approximately $4,642 in fiscal year 1998. The quarterly decrease reflects an adjustment in the Companys overall expanded sales efforts. The annual increase was primarily the result of the Companys expanded sells efforts throughout the PRC and in the United States.

General & Administrative Expenses

The Companys general and administrative expenses totaled approximately $88,394 for the three-month period ended August 31, 1999, a decrease of approximately $75,163 or 46% from $163,557 for the three-month period ended August 31, 1998. The Companys general and administrative expenses totaled approximately $477,776 in 1999, a decrease of approximately $128,565 or 21% from $606,341 in 1998. The decrease was primarily due to the Companys selling of its paper division and the subsequent reduction in associated general and administrative expenses.

Other Income (Expenses)

In an effort to focus on more profitable operations, the Company sold its paper facility for $6,265,060 and realized a onetime profit of $1,098,529 during fiscal year 1999. The remaining profit of $481,927 is treated as unrealized and will be recognized in the next fiscal year.

Provision for Income Taxes

Current income tax is provided at the applicable tax rate in accordance with the relevant income tax laws. The Company is exempted from profit taxes in China with a tax exemption status available up to year 2007.

Liquidity and Capital Resources

Historically, the Company has financed its operations through a combination of cash generated from the operations, bank financings and distributions from the retained earnings. For the fiscal year ended May 31, 1999, the Companys operating activities provided cash of $897,780 as its source of internal funding. The Companys recent sale of its paper facility also provided additional cash of approximately $1,078,641 for the fiscal year ended May 31, 1999. On the other hand, the Companys investing activities absorbed approximately $1,993,195 of cash during the fiscal year. As a result of the above activities, the Company resulted in a net cash in- flow of a negative $16,774 in the current year.

The Company believes that funds available in fiscal year 2000 will be adequate to meet its operating requirements, and its expansion needs. As discussed herein, the Company has started its equity capital raising activities, the Company may continue to use its equity financing, operating income and debt financing to expand its operations both in the US and PRC and meet its growth objective and a vertical integration strategy.

Other than the foregoing and the risk factors discussed herein, the Management knows no trends, demands, or uncertainties that are reasonably likely to have a material impact on the Companys short term liquidity or capital resources.

Impact of Recently Issued Accounting Standards

Statement of Financial Accounting Standards 133 - Accounting for Derivative Instruments and Hedging Activities (SFAS 133) was recently issued. SFAS 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The Company does not currently engage in any activities that would be covered by SFAS 133.

Accounting for Stock Options

In October 1995, the FASB issued Statement of Financial Accounting Standards no. 123 "Accounting for Stock Based Compensation" (SFAS123), which established the "fair value" method of accounting for stock based compensation arrangements. The company has not adopted any Stock Option Plan as of May 31, 1999. But the Board of Directors may plan to adopt a stock option plan in the future to reward the exceptional contributions to the Company by its management and employees.

Trends on Liquidity

The reduction in overall operating expenses due to its divesting of the paper facility, the cash proceeds from that sale and the expanding textile market in the PRC and North America will provide the Company with adequate liquidity in the foreseeable future.

Sources of Liquidity

Current receivables, cash from ongoing operations, existing bank relationships and future public financing activities will provide the sources of liquidity for the Company in the foreseeable future.

Material Commitments for Capital Expenditures and the Expected Sources of Funds for These

The Company is currently in the process of expanding its main facility. The funding for this expansion is coming from ongoing operations and from the proceeds from the sale of its paper facility.

Trends, Events and Uncertainties that could have an Impact on Net Operating Results

The Company does not foresee any trends, events and uncertainties that could have an Impact on Net Operating Results.

Significant Elements of Income/Loss Not From Continuing Operations

The Company realized a onetime profit of $1,098,529 from the sell of its paper facility.

Causes for any Material Change in Line Items

The sell of the paper facility and the corresponding reduction in general and administrative costs have impacted various line items in the Companys financials. This is a onetime occurrence. The financials for fiscal year 2000 should reflect few material changes.

Seasonal aspects that Effect Results

Not Applicable

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business, nor does it see an impact in the near future.

No provision has been made in these financial statements in respect of any matters.

Year 2000 Risks

The Company has implemented a Year 2000 (Y2K) program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during fiscal year 1999. The Companys machinery does not have timers or date counters; therefore, are not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Companys computer systems and software have been recently acquired or upgraded, and the Company believes they are Year 2000 compliant, though there can be no assurance in this regard.

Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to the Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

In summary, many computer systems, hardware and software products are coded to accept only two digit entries in the date code field and, consequently, cannot distinguish 21st century dates from 20th century dates. The interaction between various software and hardware platforms often rely upon the date coding system. As a result, many companies software and computer systems may need to be upgraded or replaced in order to function properly after the turn of the century. The Company, its customers and suppliers are reliant on computers and related automated systems for daily business operations.

Failure to achieve at least a minimum level of Year 2000 systems compliance by both the company and its suppliers would have a material adverse effect on the Company.

The Company has completed the process of identifying computer systems that could be affected by the Year 2000 issue as it relates to the Companys internal hardware and software, as well as third parties that provide the Company with goods or services.

The Company has reviewed the primary operations of its core business and does not anticipate any problems with Year 2000 Compliance. The Companys operation is not reliant upon the proper functionality of any computer system other than those used by third party vendors. The Company believes that its banking relationships, and transfer agent are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

Interim Periods

This registration statement includes financial information for the three months ending August 31, 1999, for fiscal year ended May 31, 1999 and for fiscal year ended May 31, 1998. The information for the three-month period ending August 31, 1999 has been included in this sections "Results of Operations."

Material Changes

The material changes in the financial condition of the Company and the results of operations since the end of the last fiscal year are included in this sections "Results of Operations."

Discussion on Material Events That Would Cause Reported Information Not to be Indicative of Future

None.

ITEM 3. DESCRIPTION OF PROPERTY

3:1 Location and Condition of Property

The Company has two locations, a manufacturing plant in Manchuria, PRC and a sales office in Seattle, Washington.

Acquired from a related party in May 1999, the manufacturing plant is located in Anshan Citys TengAo Economic Zone, Liaoning Province, Manchuria in the PRC. Anshan City, population 2 million, is one of Chinas industrial centers approved by the PRC Central

Government to be developed as a technology and manufacturing city. Occupying approximately one million square feet, the plant is in the middle of a city strategically located approximately 100 miles east of ShenYangCity, Manchurias largest city with a population of over 6 million and 200 miles north of Dalin City, one of Chinas major harbors.

The Company is in the process of expanding the facility, having spent in excess of $160,000 in building improvements during fiscal year 1999.

The Company also maintains a small sales office in Seattle, Washington. Occupying approximately 1700 square feet, the Company is in the second year of a two-year lease with an option to renew for two additional years upon the expiration of the current lease.

3:2 Investment Policies

Not Applicable

3:3 Description of Real Estate and Operating Data

Not Applicable

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by each person known by the Company to own beneficially 5% or more of the Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Common	Ho Chen Co. Ltd.	1,754,705	14%
	5% shareholders as a group	1,754,705	14%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

	Note (2) Ho Chen Co. Ltd. is a public listed company, trading in the Shanghai Stock Exchange, China. None of Ho Chen Cos shareholders own over 5% of its stocks.
	Note (3) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

4:2 Securities Ownership of Management

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each director and officer of the Company and (ii) all directors and officers as a group:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class
Common	Jeff S.F. Shu 1723 8th Avenue North Seattle, Washington 98109	1,201,235	10.00%
Common	Robin Y.T. Nie 1723 8th Avenue North Seattle, Washington 98109	1,002,941	8.20%
Common	Peter Noy 1723 8th Avenue North Seattle, Washington 98109	50,000.40%
Common	Ning Yi 1723 8th Avenue North Seattle, Washington 98109	30,000.25%
Common	Feng Gu 1723 8th Avenue North Seattle, Washington 98109	30,000.25%
Common	Lilly L. Ma 1723 8th Avenue North Seattle, Washington 98109	20,000.16%
Common	Robert Cashman 1723 8th Avenue North Seattle, Washington 98109	200	0%
	Officers and Directors as a group	2,334,376	19.26%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

	Note (2) No officer, director or security holder listed above owns any warrants, options or rights. {See "Certain Relationships and Related Transactions."}
	Note (3) All shares are held beneficially and of record and each record shareholder has sole voting and investment power.

Note (4) These individuals are the Executive Officers and Directors of the Company and may be deemed to be "parents or founders" of the Company as that term is defined in the Rules and Regulations promulgated under the 1933 Act.

The address at which each Executive Officer and Director can be reached is the Companys headquarters, located at 1723 8th Avenue North, Seattle, Washington 98109.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Under the securities laws of the United States, the Companys Directors, its Executive Officers (and certain other officers) and any persons holding more than 5% of the Companys outstanding voting securities are required to report their ownership in the Companys securities and any changes in that ownership to the Securities and Exchange Commission. Based solely upon the Companys reliance upon the written representations of its Directors and officers, the Company believes that it is in compliance with Section 16(a) of the Exchange Act.

4:3 Changes in Control

There have not been, nor are there any plans for, a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

5:1 Directors and Officers

The Director and executive officers of the Company are appointed annually at the first meeting of the Companys Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by the Companys By-Laws. The entire Board of Directors will be up for election at the next annual meeting of stockholders. Non-executive Directors, which will be appointed, will have a three year term of the non-executive directorship with the Company. The present term of office of each Director will expire at the next annual meeting of stockholders.

The Directors and executive officers of the Company were appointed on October 5, 1998. As of November 30, 1999, the names, ages and positions are as follows:

Name	Age	Position
Jeff S. D. Shu (1)	41	Chairman of the Board, President
Robin Y. T. Nie	35	Director
Lilly L. Ma	54	Director
Feng Gu	32	Secretary/Treasurer
Ning Yi	32	Director
Peter Moy	43	Director
Robert L. Cashman	64	Director

Jeff S. D. Shu, 41, has been a Director, Chairman of the Board and President of the Issuer since October 5, 1998. He is also currently Chairman of the Board and President of the Issuers subsidiary KWT Company Limited, located in the PRC. He has been Chairman of the Board and President of that Company since 1993.

Robin Y. T. Nie, 35, has been a Director of the Issuer since October 5, 1998. He is also currently a director of the Issuers subsidiary KWT Company Limited, located in the PRC. He has been a director since 1993.

Lilly L. Ma, 54, has been a Director of the Issuer since October 5, 1998. She is also currently a director of the Issuers subsidiary KWT Company Limited, located in the PRC. She has been a director since 1996.

Feng Gu, 32, has been Secretary and Treasurer of the Company since October 5, 1998. He is also currently a director of the Issuers subsidiary KWT Company Limited, located in the PRC. He has been a director since 1996.

Ning Yi, 32, has been a Director of the Issuer since October 5, 1998. He is also currently a director of the Issuers subsidiary KWT Company Limited, located in the PRC. He has been a director since 1996.

Peter Moy, DDS, 43, has been a Director of the Issuer since October 5, 1998. He is also currently a director of the Issuers subsidiary KWT Company Limited, located in the PRC. He has been a director since 1995. Dr. Moy resides in Seattle, Washington.

He graduated from the School of Dental Medicine, University of Washington.

Robert L. Cashman, 64, has been a Director of the Issuer since October 5, 1998. He is also a Director of Equity Capital Group, Inc., Chairman and Director of The Charleston Group. He is also currently a member of the Orange County, California, Airport

Commission, operators of the John Wayne Airport. He earned a BS in Business Administration from the University of California at Los Angeles. Mr. Cashman resides in Villa Park, California.

Note (1): These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Board Committees

During the fiscal year ended May 31, 1999, the Director of the Company did not formulate any formal committee. The Company is planning to formulate an Audit Committee in the future.

Director Compensation

All authorized out-of-pocket expenses incurred by a Director on behalf of the Company will be subject to reimbursement upon receipt by the Company of required supporting document of such expenses. Although Directors may be eligible to participate in the Companys future stock option and / or incentive plan(s), if any, Directors do not receive any additional compensation or an annual Directors fee at the present time.

The Company has entered into a five (5) year Employment Agreement with its President, Steven Abboud and Chairman, Bryan Abboud. The Company pays both its President $

and Chairman, $ per month.

5:2 Significant Employees

The Company has a talented and experienced management staff capable of sustaining the Companys growth since it has experienced since its inception. The Company has a modern quality control laboratory headed by Ms. Lily Ma, who is also a director of the Company. Ms. Ma has developed several proprietary processes for finishing both synthetic and natural fabrics.

5:3 Family Relationships

Not applicable.

5:4 Involvement in Legal Proceedings

None of the Companys management is involved in any type of legal proceedings.

ITEM 6. EXECUTIVE COMPENSATION

6:1 General

None of the executives and/or Directors has a compensation package with total annual salary, pension, other compensations and bonus that exceeds $60,000. The Company has entered into simple written employment agreements with its executive officers as of May 31, 1999. When it becomes necessary, a more detailed written employment contracts maybe entered between the Company and its key personnel.

The Companys Board of Directors has not adopted any Stock Incentive Plan as of May 31, 1999. The Company is considering formulate such a plan in the future to encourage its Directors, executive officers and employees to bring in better operation results and to maximize the value of common stock. Stock options may be granted to eligible participations in the form of Incentive Stock Options (ISOs) under the Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or options which do not qualify as ISOs (non-Qualify Stock Options or "NQSOs")

6:2 Summary Compensation Table

Name and Principal Position	Year	Annual Salary	Other Compensation	Total Compensation
Jeff S. D. Shu, President, GM	1999	$31,200	$0	$31,200
Wei Wa Seng, Asst. GM	1999	$15,600	$0	$15,600
Wong Su Shen, Acct. Manager	1999	$9,620	$0	$9,620
Yie Ning, Plant Manager	1999	$13,000	$0	$13,000
Fung Xing Bo, Marketing Manager	1999	$15,340	$0	$15,340
Mr. Pong, Purchasing Manager	1999	$7,280	$0	$7,280

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

7:1 Previous Two Years

The Companys main operations are operated by KWT, which is a Sino-foreign joint venture incorporated at TengAo Economic Zone, Anshan City, Manchuria, PRC. It engages in the manufacturing and marketing of textile products. Some products are sold to the United States via a related entity that is partially owned by KWTs Taiwanese partner, whose main operation is as a comprehensive textile producer in Manchuria.

The Company acquired its present facility from Chairman Jeff S.F. Shu, who had previously purchased the facility from the PRC.

Other than the relationship with its Taiwanese partner and its original facility purchase from Chairman Shu, there have been no other arrangements between the Company and any of its affiliates. The Company currently does not have in force or effect any policies, procedures or controls with respect to entering into any other future transactions with its officers, Directors, affiliates or a related party.

7:2 Exempt

Not Applicable

7:3 Parent Company

Not Applicable

7:4 Transactions with Promoters

Not Applicable

ITEM 8. DESCRIPTION OF SECURITIES

8:1 Common or Preferred Stock

The authorized capital stock of the Company consists of 100,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the date hereof, the Company had outstanding 12,237,952 shares of common stock.

Preferred Stock

The Company is not currently authorized to issue shares of Preferred Stock, and accordingly, there are no preferred shares issued or outstanding as of the date hereof.

Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the companys total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Companys financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

8:2 Debt Securities

Not Applicable

8:3 Other Securities

Not Applicable

PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

1:1 Market Information

The Companys common stock currently trades on the NASD Over The Counter Bulletin Board under the symbol "KWTL". The Companys high and low trading price and volume for the past five (5) quarters are listed in the following table:

Quarterly KWTL Stock Trading Summary

Quarter	High	Low	Close	Volume

4th Quarter 1998	$2.06	$.38	$1.75	6,800
1st Quarter 1999	$1.75	$.25	$.44	121,100
2nd Quarter 1999	$.50	$.25	$.25	24,200
3rd Quarter 1999	$1.25	$.02	$.44	3,043,600
4th Quarter 1999*	$.44	$.32	$.32	948,400
* October 1999 only

As of the date of this Registration Statement, the Company has no outstanding options to purchase shares of its $.001 par value common stock.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of

Common Stock.

As of November 30, 1999the date hereof, there wereare 11,737,952 shares of Common Stock that could be sold considered to be restricted, pursuant to Rule 144 under the Securities Act of 1933, as amended (the ""Securities Act"").

1:2 Holders

As of November 30, 1999, there were 1,298 holders of record of the Companys Common Stock, and the number of beneficial holders was approximately 8 .

1:3 Dividends

Not Applicable

ITEM 2. LEGAL PROCEEDINGS

2:1 Pending Legal Proceeding

There are no pending legal proceedings in the PRC, the United States, or in any other part of the world.

2:2 Government Authority Contemplating

Not Applicable

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in and disagreements with accountants on accounting and financial disclosure.

3:1 Accountant Dismissed

Not Applicable

3:2 Accountant Disclosures

Not Applicable

3:3 Detail of Subject Matter

Not Applicable

3:4 Discussions with Board of Directors

Not Applicable

3:5 Accountant Authorized to Issue Subsequent Report

Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

4:1 Date, Title, and Amount Sold

As of December 31, 1999 the Company had 12,237,952 shares of its $.001 par value common stock issued and outstanding of which all the shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933 as amended.

On October 5, 1998, as part of the reverse merger, the Company issued 11,737,952 shares of Common Stock for all of the ownership of Anshan KWT (BVI) Co. Ltd.

Prior to October 5, 1998, the Company had issued an aggregate of 3,493,391 shares of its Common Stock to various individuals and entities since its inception as a private corporation on April 28, 1978.

4:2 Underwriters

Not Applicable

4:3 Offering Price

Not Applicable

4:4 Exemption Applied

Not Applicable

4:5 Conversion Terms

Not Applicable

4:6 Report Items

Not Applicable

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Companys Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by the Nevada law, any Director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present office of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any Director, officer, employee or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The Companys Articles of Incorporation limit the liability of its Directors to the fullest extent permitted by the Nevada law. Specifically, Directors of the Company will not be personally liable of monetary damages for breach of fiduciary duty as Directors, except for (i) any breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the Director derives an improper personal benefit. The Articles do not limit liability under federal securities law. The officers of the Company will dedicate sufficient time to fulfill their fiduciary obligations to the Companys affairs. The Company has no retirement, pension or profit sharing plans for its officers and Directors.

Further, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (a) or (b) of this Article (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorneys fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section (d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporations power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

PART F/S

ITEM 1. FINANCIAL STATEMENTS

Unedited Financials June to August 1999

		ANSHAN KWT (BVI) CO., LTD
		BALANCE SHEETS
		(Exchange Rate: US $1.00 = P $8.277)

			As of	As of
	ASSETS		5-31-99	8-31-99

Current Assets
Cash on Hand			$77,609.17	$977.82
Accounts Receivable - Trade			4,220,095.33	6,355,157.28
Accounts Receivable - Misc.			5,218,018.15	2,534,493.44
Inventory			503,601.35	458,154.54
Prepaid Expense			0.00	2,636.84
Deferred Expense			99,732.66	21.64
Total Current Assets			10,119,056.66	9,351,441.56

Fixed Assets			15,743,122.47	22,282,539.43
Less: Accumulated Depreciation			(659,635.54)	(1,814,234.63)
Fixed Assets - Net			15,083,486.93	20,468,304.56
Construction Work-in-progress			157,267.62	158,390.24
Total Fixed Assets and Construction
Work-in-progress			15,240,754.55	20,626,694.80

Other Assets
Misc. Assets			48,605.89	52,809.37
Total Other Assets			48,605.89	52,809.37

Total Assets			$25,408,417.10	$30,030,945.73
	ANSHAN KWT (BVI) CO., LTD
	BALANCE SHEETS
	(Exchange Rate: US $1.00 = P $8.277)

		As of	As of
LIABILITIES AND STOCKHOLDERs EQUITY		5/31/99	8/31/99

Current Liabilities
Accounts Payable - Trade		$809,841.59	$1,054,563.19
Accounts Payable - Misc.		641,912.25	1,437,614.29
Employee Benefits Payable		(53,446.62)	(43,558.17)
Income Tax Payable		811,013.41	2,026,396.12
Advances		0.00	20,538.81
Total Current Liabilities		2,209,320.62	4,495,554.24

Stockholders Equity
Capital Invested		21,535,580.53	21,535,580.53
Retained Earnings		391,140.60	3,394,166.95
Current Year / Quarter Profit		1,272,375.35	605,644.01
Total Stockholders' Equity		23,199,096.48	25,535,391.49

Total Liabilities and Stockholders' Equity		$25,408,417.10	$30,030,945.73

	ANSHAN KWT (BVI) CO., LTD
	STATEMENTS OF INCOME
	FOR THE QUARTERS ENDED
	AUGUST 31, 1999 AND 1998

		For the Quarters	Ended
		8/31/99	8/31/98

Revenue From Sales		$1,391,441.74	$1,772,301.91

Less: Cost of Goods Sold		(677,661.59)	(1,071,247.83)

Gross Profit		713,780.15	701,054.08

Selling Expenses		(16,379.38)	(25,779.63)

Profit From Sale		697,400.77	675,274.45

Other Income & Expenses		(953.87)	3,301.03

Management Expenses		(88,394.37)	(163,557.12)

Financial Expenses		(475.45)	(93,660.03)

Profit From Operation		607,577.08	421,358.33

Non-Operating Expenses		(1,933.07)	(19,814.27)

Net Profit		$605,644.01	$401,544.06

Audited Financials 1997-1999

Independent Audited Report

of

KWT, Ltd.

DICKSON V. LEE, AMERICAN CERTIFIED PUBLIC ACCOUNTANT, L.L.C.

Main Address : 110 East 59th Street, 6th Floor, New York, NY 10022, USA

Telephone: (212) 909-0397 Fax: (212) 909-0322

Hong Kong Address: 19/F, 114-120 Lockhart Road, Wanchai, Hong Kong

Telephone: (852) 2882-5699 Fax: (852) 2504-5336

China Address: Unit 2503 United Plaza, Shenzhen, China

Telephone (755) 2710-062 Fax: (755) 2710-389

KWT, Ltd.

Independent Audited Report

Period from June 1, 1996 to May 31, 1999

Contents Pages

Independent Report on audited consolidated financial statements 1

Consolidated Statements of Income and Retained Earnings 2

Consolidated Balance Sheet 3

Consolidated Statement of Cash Flows 4

Notes to the consolidated financial statements 5 - 8

DICKSON V. LEE

CERTIFIED PUBLIC ACCOUNTANT, L.L.C.

__________________________________________________________________________________________

Main Address: 110 East 59th Street, 6th Floor, New York, NY 10022, U.S.A.

Telephone: (212) 909-0397 Fax: (212) 909- 0322

Hong Kong Address: 19/F, 114-120 Lockhart Road, Wanchai, Hong Kong

Telephone: (852) 2882-5699 Fax: (852) 2504- 5336

China Address: Unit 2503 United Plaza, Shenzhen, China

Telephone: (755) 2710-062 Fax: (755) 2710-389

__________________________________________________________________________________________

Independent Auditors Report

To The Board of Directors of

KWT, Ltd.

U.S.A.

We have audited the accompanying consolidated balance sheets of KWT, Ltd. as of May 31, 1999, 1998 and 1997, and the related statements of income, retained earnings, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KWT, Ltd. as of May 31, 1999, 1998 and 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Dickson V. Lee, Certified Public Accountant, LLC

New York, New York

July 28, 1999

KWT, Ltd.

Consolidated Statements of Income and Expenses

Fiscal years ended May 31

	1999	1998	1997

Sales (Note 2j)	$7,329,007	$8,755,923	$4,037,978
Cost of sales	5,865,416	6,368,140	3,119,469
Gross profit	1,463,591	2,387,783	918,509
Selling expenses	88,035	4,642	73,343
General & administration expenses	477,776	606,341	321,670
Operating profit	897,780	1,776,800	523,496
Financial expenses	4,107	599,281	170,328
Other Income/(Expense) (Note 5)	1,078,641	496,104	636,293
Income before tax	1,972,314	1,673,623	989,461
Tax (Note 2i)	0	0	0
Net Income	$1,972,314	$1,673,623	$989,461

Consolidated Statements of Retained Earnings

Fiscal years ended May 31

	1999	1998	1997
Retained Earnings, June 1	$238,143	$1,025,267	$189,311
Net Income	1,972,314	1,673,623	989,461
Less: Distribution	(113,278)	(2,460,747)	(153,505)
Retained Earnings, May 31	$2,097,179	$238,143	$1,025,267

KWT, Ltd.

Consolidated Balance Sheets
For the years ended May 31

Assets	1999	1998	1997	Liabilities & owners' equity	1999	1998	1997

Current assets				Current liabilities
Cash and cash equivalents	$13,170	$80,079	$139,779	Accounts payable	$7,966,991	$3,636,604	$2,777,160
Accounts receivable (Note 2b)	6,706,985	8,966,916	3,316,436	Short Term Loan (Note 4)	272,800	5,775,952	4,042,279
Inventories less allowance (Note 2f)	422,136	1,200,445	2,846,235	Other payables (Note 2g)	2,867,940	4,461,113	4,315,274
Deposits, other receivable (Note 2c)	11,063,355	5,913,693	5,592,293	Total current liabilities	11,107,731	13,873,669	11,134,713
Total current assets	18,205,646	16,161,133	11,894,743

Fixed assets (Note 2d)				Long Term Liabilities (Note 4)	500,000	26,751	15,905
Land & buildings	5,840,211	1,408,190	1,408,190
Machine & others	16,500,219	22,486,636	21,379,558
Less: Acc depreciation (Note 2d)				Owners' equity
Land & buildings	(28,237)	(215,382)	(189,082)	Unrealized Profit (Note 3)	481,928	0	0
Machine & others	(3,013,048)	(2,454,210)	(1,619,680)	Paid in Capital (Note 7)	23,475,904	23,475,904	21,475,372
Fixed assets (net)	19,299,145	21,225,234	20,978,986	Retained earnings	2,097,179	238,143	1,025,267
				Total owners' equity	26,055,011	23,714,047	22,500,639
Long Term Investment	0	16,350	19,965

Other Assets
Construction in progress (Note 2e)	157,951	211,750	757,563

				Total Liabilities
Total assets	$37,662,742	$37,614,467	$33,651,257	and Owners' Equity	$37,662,742	$37,614,467	$33,651,257

KWT, Ltd.

Consolidated Statement of Cash Flows

Years Ended May 31

Cash flows from operating activities	1999	1998	1997
Net Income	$1,972,314	$1,673,623	$989,461
Depreciation	371,693	860,830	833,990
Subtotal	2,344,007	2,534,453	1,823,451

Changes in operating assets and liabilities:
Accounts receivable	2,259,931	(5,650,480)	(2,954,749)
Deposits, prepayments and other receivables	(5,149,662)	(321,400)	(3,240,754)
Inventories (net)	778,309	1,645,790	(1,734,727)
Accounts payable	4,330,387	859,444	1,870,073
Bank loan	(5,503,152)	1,733,673	(703,679)
Other payable and charges	(1,593,173)	145,839	3,214,529
Long term liabilities	473,249	10,846	11,713
Subtotal	(4,404,111)	(1,576,288)	(3,537,594)
Cash flows from investing activities:
Land & buildings acquired	(4,432,021)	0	(282,373)
Machinery & others acquired	5,986,417	(1,107,078)	(12,511,290)
Long term investment	16,350	3,615	0
Unrealized profit	481,928	0	0
Paid Up Capital	0	2,000,532	14,853,733
Profit distribution	(113,278)	(2,460,747)	(153,505)
Construction in progress	53,799	545,813	(61,070)
Subtotal	1,993,195	(1,017,865)	1,845,495
Total cash increase	(66,909)	(59,700)	131,352
Cash and cash equivalents at beginning of the year (June 1)	80,079	139,779	8,427
Cash and cash equivalents at end of the year (May 31)	13,170	80,079	139,779
Net increase/(decrease) in cash and cash equivalents	($66,909)	($59,700)	$131,352

The notes on pages 5 to 8 form an integral part of these consolidated financial statements.

1. General

KWT, Ltd., is a US company, registered in the State of Utah. It owns 100% of Anshan KWT (BVI) Co. Ltd. (KWT (BVI)), which is incorporated in the British Virgin Islands. KWT (BVI) owns 100% Anshan KWT Co., Ltd. (Anshan KWT), which is located in Ahshan City, Peoples Republic of China (PRC). Anshan KWT has been an operator in both textile and paper industries with main facilities located in the PRC since 1993. In June of 1998, Anshan KWT sold its paper operation to a third party, to focus its activities on high profit operations.

KWT, Ltds main operations are operated by Anshan KWT, which is a Sino-foreign joint venture incorporated at TengAo Economic Zone, Anshan City, Manchuria, PRC. It engages in the manufacturing and marketing of textile products. Some products are sold to the US via a related entity that is partially owned by the Anshan KWTs Taiwanese partner. Its main operation - textile manufacturing with majority of equipment made in Japan, is a comprehensive textile producer in Manchuria of China.

2) Principal Accounting Policies and Practice

a) Fiscal Year Ending May 31

The Companys fiscal year ends on May 31 of the following year. This fiscal year policy has been adopted consistently in the past years.

b) Accounts Receivable

Accounts receivable is the sales amount to be received and is recorded net of provisions for doubtful amounts.

c) Deposits and Other Receivables

The balance includes security deposits to merchandisers for purchase of raw materials, advances given to company employees for business travel and conferences. In addition, sale proceeds for the disposal of the paper operation incurred in June 1998, which will be received in five installments (See Note 3) is also included in the account.

d) Property, Plant and Equipment, and Depreciation Expenses

The dyeing factory and office building amounted to $5,557,838, acquired from a related party in May 1999, are included in the value of the current years fixed assets.

Fixed assets are recorded at historical costs. Depreciation expenses are calculated to write off asset costs after deducting the scrap value on a straight-line basis over their expected useful lives. The Companys policy requires proper maintenance to ensure the useful lives of the fixed assets.

Depreciation expenses are recorded to reflect the principle of matching of income and expense. For a conservative purpose, the Company has changed a depreciation rate for the machinery from the old 1.5% to the new 12.5% to better reflect the estimated useful life of the machinery in the current year. This change of depreciation rate resulting an increase of depreciation expenses as well as a decrease in net profit in the current year.

e) Construction In Progress

The amount of expansion while in progress is recorded under the Construction In Progress account. When construction is completed, the balance of the Construction In Progress account is transferred to the Property, Plant & Equipment account. See Note 3 for the disposal of paper operations.

f) Inventories

Inventories are stated at a predetermined manufacturing cost during the year. The cost includes direct materials, direct labor and manufacturing overheads. Costs are then adjusted at the year-end to reflect the actual value of the inventories. Inventories are recorded on the "first in first out" basis. As a result of the disposal of all of its paper operations (See Note 3), the inventories balances were therefore reduced in the current year. The components of inventories are as follows:

	May 31, 1999	May 31, 1998	May 31, 1997
Raw Materials	$198,560	$ 847,316	$1,171,954
Work In Progress	$ 10,073	$ 211,829	$ 292,989
Finished Goods	$213,503	$ 141,300	$1,381,292
	$422,136	$1,200,445	$2,846,235

g) Other payables

The balance includes value added tax payables, credit purchases of some indirect materials, accrued expenses and cash received in advanced.

h) Foreign Currency Translation

The Company maintains its books and records in PRC currency (RMB) and translates RMB into United States dollars. Foreign currency transactions are translated into United States dollars at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated at applicable rates prevailing at the balance sheet date. Exchange differences resulting from the above translation policy are included in the statement of income.

i) Income Tax

Current income tax is provided at the applicable tax rate, in accordance with the relevant income tax laws. The Company is exempted from profit taxes in China with a tax exemption status available up to Year 2007.

j) Sales/Revenue Recognition

Product sales revenue is recognized upon transfer of title of goods, this is in accordance with the Generally Accepted Accounting Principle. (See Note 3 Sales of Paper Operations).

k) Expenses

The Company establishes its sales department and records the related salaries as selling expenses in the current year, while these expenses were recorded as the general and administration expenses in the prior year. There is no net effect on the Companys profit, as a result of such a change of accounting practice.

3) Sale of Business Operation

To focus on its higher profit operation, the Company decided and sold its paper operations to a third party with a price of $6,265,060. Under the terms of the sales contract, the sale amount is to be received in five installments. Detailed payment schedules are as follows:

First installment of $1,445,780	will be due on July 31	1999
Second installment of $1,204,820	will be due on October 31	1999
Third installment of $1,204,820	will be due on December 31	1999
Fourth installment of $1,204,820	will be due on March 31	2000
Fifth installment of $1,204,820	will be due on June 30	2000

Under the sales terms, a one-time profit of $1,098,529 for the sale was recorded as other income in the current year. The remaining profit of $481,927 is treated as unrealized and will be recognized in the next fiscal year (See Note 5).

4) Loans

The outstanding balance amounted to $272,800, being the portion repayable within one year, is reflected under the current liabilities, leaving the balance of $500,000 shown under the long term liabilities.

5) Other Income

This amount relates to income generated through textile packing services for customers, which is not reflected in manufacturing and sales income. In addition, the one time profit for sale of its paper operations is included. (See Note 3).

6) Stock and Shareholders

There are 100,000,000 shares of authorized common stock with par value of US$0.01 per share. As of May 31, 1999 there were 12,237,952 shares issued. Current major shareholders include Mr. Jeff X.F. Xu, Mr. Robin Y.T. Nie and Ho Chen Co. Inc. Ho Chen Co. is a public listed company, trading in the Shanghai Stock Exchange, China. None of Ho Chen Co.s shareholders owns over 5% of its stocks.

7) Paid-In-Capital

The total paid in capital of the company is US$23,475,904, which is the same as the prior year.

8) Commitment and Contingencies

In 1997, Anshan KWT signed a contract to rent from a related partys factory to operate its textile dyeing operation for twenty years. In May 1999, Anshan KWT has acquired the said factory and an office building as its own asset (See Note 2d). In addition, the rental commitment was released and all contingencies are properly disclosed.

9) Year 2000 Issues

The Company has implemented a Year 2000 program aimed at ensuring that its Company systems, applications and equipment will function properly beyond 1999. As a part of this program, the Company conducted an assessment of its equipment and machinery during August 1998. The Companys machinery does not have timers or date counters and, therefore, is not subject to Year 2000 problems. The Company continuously seeks to upgrade and improve its computer systems and software to better service customers and to support its growth. As a result, all of the Companys computer systems and software have been recently acquired or upgraded, and the Company believes they are already Year 2000 compliant, though there can be no assurance in this regard.

Because the Company replaced or upgraded its computer systems and software in conjunction with its normal business practices, it has not allocated additional resources or attributed additional costs to Year 2000 compliance. The Company will continue to assess and test newly purchased machinery and computer-related hardware and software to ensure such items comply with Year 2000.

10) Inflation

It is believed that inflation has not had a material impact on the Companys business in recent years.

11) Related Party Transactions

All related party transactions are reviewed and disclosed when necessary, in accordance with FASB-57.

12) Foreign Corrupt Practices Act

The Company is subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. During our audit, we did not notice any violation of the Foreign Corrupt Practices Act by the Company.

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit	Description of Document
2	Charter and By-Laws

2.1	Articles of Incorporation KWT, Ltd., Inc.
2.2	By-Laws KWT, Ltd., Inc.

3	Instruments Defining the Rights of Security Holders

3.1	See Exhibit 2.1 "Articles of Incorporation"

5	Voting Trust Agreement

5.1	None

6	Material Contracts
6.1	Articles of Amendment
6.2	Action by Written Consent of the Board
7	Material Foreign Patents

7.1	None

12	Sales Materials

12.1	None

15	Additional Exhibits

15.1	None

ITEM 2. DESCRIPTION OF EXHIBITS

Exhibit 2.1

ARTICLES OF INCORPORATION
AND AMENDMENTS
ARTICLES OF AMENDMENT
OF
OVERTHRUST INTERNATIONAL CORPORATION

Overthrust International Corporation hereby adopts the following Articles of Amendment:

First: The name of the Corporation is Overthrust International Corporation

Second: The Articles of Incorporation are amended as follows:

ARTICLE 1. NAME

      The name of the corporation shall be KWT Ltd., Inc.

Third: This amendment was adopted by the shareholders of the Corporation October 5, 1998.

Fourth: This Amendment was adopted by the following Vote of shareholders

Number of shares outstanding: 3,387,958
Number of shares voting: 2,500,200
Number of shares voting against: 0
Number of shares abstaining: 100,010

DATED this the 5th day of October, 1998

Overthrust International Corporation

            /s/

Howard Oversen, President

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
OVERTHRUST OIL AND GAS CORPORATION

The proposed changes have been approved by the BOARD OF DIRECTORS and by the vote of the majority of the STOCKHOLDERS of Overthrust Oil and Gas Corporation.

The BOARD OF DIRECTORS RECOMMENDED APPROVAL OF ALL OF THE HERETO LISTED MOTIONS:
RESOLVED THAT THE ARTICLES OF INCORPORATION BE AMENDED:

To correspond to the new directions that President George S. Woodhead and Overthrusts new Board Members have outlined, the Board of Directors will request that the stockholders of Overthrust amend the Articles of Incorporation as follows:

ARTICLE I - Is to be deleted in its entirety and the following substituted in its place:

1. The name of the corporation shall be

OVERTHRUST INTERNATIONAL CORPORATION

ARTICLE II - Is to be deleted in its entirety and the following substituted:
CORPORATE PURPOSES

The nature of the business, objectives and purposes to which the Corporation has dedicated its resources are:

A. VENTURE CAPITAL
To engage in long or short term investments in real property, joint ventures, syndications, and any and all other types and kinds of business ventures; and

B. TROUBLED ENTITIES, DEVELOPMENTS AND PROPERTIES
To purchase, restructure and reorganize economically troubled properties, companies and business ventures of any and all kinds including, but not limited to:

1. Properties in Bankruptcy Actions
2. R.E.O.'s (Bank Repossessions)
3. Corporate Spin-offs

C. FOREIGN LOANS, OPERATIONS AND TRANSACTIONS
To acquire, purchase, buy make or deal in loans, investments and ventures of all kinds in the U.S.A. and foreign countries including but not limited to:

1. Maquiladoras
2. L.D.C.'s (Less Developed Country loans)
3. Debt-Equity Swaps
4. Import-Export and Foreign Trade Operations

D. CURRENCIES

To buy, sell, trade and barter domestic and foreign currencies.

E. GENERAL TRADE

To acquire title to agricultural, manufactured and all goods of every kind; to obtain the rights to provide and contract for goods and services, trade credits and any other medium of exchange; to trade, exchange, grant and acquire trades and credits for any and all products, services and commodities.

F. INVESTORS

To identify, develop, procure and trade in any and all foreign and domestic investment opportunities, to participate in equity and receive free, commission and any other manner of income from long and short-term ventures and investments.

G. CONSULTING

To provide consulting services for and on behalf of any venture, individual or entity, foreign or domestic.

H. AGENT OR PRINCIPAL

To act as agent or principal for itself and on behalf of others, to enjoy and exercise all rights of ownership in real property, securities (including shares of its own stock), goods and all manner of commodities, in fact or in trust as trustee for itself and for others, and to participate as a partner or principal in any partnership or other business venture.

I. REAL ESTATE

To acquire, buy, sell or trade, lease, develop, subdivide or improve land in any manner and to any extent.

J. MINERALS AND MINING
To acquire, buy, sell or trade or otherwise obtain patented and unpatented mining claims, lease or rights to any oil, gas or mineral interests, and to develop, sell, promote or trade these interests.

K. ALL LEGAL THINGS
To do all things to the same extent and as fully as natural persons now do or could do, in the state of Utah or in any other state, country or place; to do all things and engage in all lawful transactions which a corporation organized or existing under the laws of the State of Utah might do or engage in, even though not expressly stated herein.

The foregoing shall be construed both as the objectives and powers of the Overthrust Company, but no recitation or declaration of specific or special powers herein enumerated shall be deemed to be exclusive; and it is hereby expressed declared that all other lawful purposes not inconsistent herewith are hereby included.
In order that Overthrust may purchase with its stock companies which are in bankruptcy for the purpose of reorganizing said companies.

ARTICLE V - Is amended to comply with 11 USCS 1123 (a) (6) of the United States Bankruptcy Code in which the company will be prohibited from the issuance of nonvoting equity securities. Article V of the Articles of Incorporation is amended, therefore, to read:

ARTICLE V

VOTING AND SECURITIES ISSUANCE

The aggregate number of shares which this corporation shall have authority to issue is One Hundred Million (100,000,000) shares of One Cent ($.01) par value common stock. All shares of common stock of this corporation shall be of the same class and shall have the same rights and preferences. Fully paid shares of common stock of this corporation shall not be liable to any further call or assessment. There shall be no equity stock issued that does not have voting rights. Each share of common stock issued shall have one vote.

In order to attract additional qualified Advisors and Directors to the corporation in light of increased potential for liability in today legal environment, the BOARD OF DIRECTORS has RESOLVED TO ENLARGE ARTICLE IX. OF THE ARTICLES OF INCORPORATION to read:

ARTICLE IX

ASSOCIATED PARTY CONTRACTS AND OFFICER - DIRECTOR
INDEMNIFICATION AND LIABILITY

No contract or other transaction between this Corporation and any other corporation or business entity shall be affected by the fact that a Director or Officer of this Corporation is interested in, or is a director or officer of such other corporation or business entity. Any Director or Officer, individually or with others, may be a party to, or may be interested in any transaction of this Corporation or any transaction in which this Corporation is interested. No contract or other transaction of this Corporation with any person, firm or corporation shall be affected by the fact that any Director or Officer of this Corporation (a) is a party to, or is interested in, such contract, act or transaction, or (b) is in some way connected with such person, firm or corporation. Each person who is now or may become a Director or Officer of this Corporation is hereby relieved from and indemnified against liability that might otherwise obtain in the event such Director or Officer contracts with this Corporation for the benefit of himself or any firm, association or corporation in which he may be interested in any way, provided said Director or Officer acts in good faith.

No director of this corporation shall be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve international misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. If the corporation law of the state of Utah is amended after approval by the stockholders of this paragraph (a) to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of this corporation shall be limited or eliminated to the fullest extent permitted by the state of Utah as so amended. No amendment or repeal of this paragraph (a) shall apply to or have any effect on the liability or alleged liability of any director of this corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

This corporation shall, to the fullest extent permitted by Utah law, as in effect from time to time, indemnify all persons who are or were directors, officers and employees of this corporation or any wholly-owned subsidiary, and all such directors, officers and employees who, at the request of this corporation, are or were at any time serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity. This corporation may also indemnify all other persons to the fullest extent permitted by Utah law.

REVERSE SPLIT WITH CONTINUING AUTHORIZATION

The BOARD OF DIRECTORS has adopted the following RESOLUTION:

RESOLVED THAT OVERTHRUST OIL AND GAS CORPORATION reverse split its stock One-hundred (100) to One (1). That is one hundred old OVERTHRUST OIL AND GAS CORPORATION shares for each one new OVERTHRUST INTERNATIONAL CORPORATION share. The authorization of 100,000,000 shares shall remain the same, and the par value of $0.01 shall remain the same. Thus the current outstanding shares shall be reduced from approximately 90,000,000 to approximately 900,000. This action will leave an additional 99,100,00 (approximately) of AUTHORIZED shares unissued and available for issue.

Fractional shares shall be issued to bear as separate certificates and may be consolidated to equal full shares any time within two years of the date of the issuance thereof. Thereafter said fractional shares shall cease to be of recognized value. This shall be according to the UTAH CORPORATION LAWS 16-10-22.

WHEREAS the BOARD believes it can take this action without shareholder approval. It would nevertheless like to ask for the approval of shareholders in this action.
THE ABOVE AMENDMENTS AND ADDITIONS TO THE ARTICLES OF INCORPORATION SHALL HAVE AN EFFECTIVE DATE 10 DAYS AFTER THE STOCKHOLDERS MEETING WHICH IS HELD FOR THE PURPOSE OF OBTAINING STOCKHOLDERS APPROVAL FOR THE ABOVE BOARD OF DIRECTORS APPROVED CHANGES.

THE REVERSE SPLIT WILL TAKE EFFECT ON AUGUST 1, 1989.

The above ARTICLES OF AMENDMENT were APPROVED BY THE STOCKHOLDERS of Overthrust Oil and Gas Corporation at a meeting of the STOCKHOLDERS held on July 6th 1989 at 9:00 a.m.

Summary of Facts related to the approval of these Articles of Amendment.

Date of Shareholders Meeting: July 6, 1989

Number of Outstanding Shares: 98,638,894

Voting Results:

VOTE NEW DIRECTORS: The results of the vote for new directors, which was Item 1 of the Proxy, was as follows:

- For all nominees listed below: 66,075,550 - 66.99%
- Withhold authority to vote for all nominees listed: 27,500 - 0.00027%

CHANGE IN
ARTICLES: The results of the vote regarding the proposed amendments to the articles, Item #2 of the Proxy was:
FOR    AGAINST 66,077,050 - 66.99% 24,000 - 0.00024%
ABSTAIN 2,000 - 0.00002%

REVERSE
SPLIT: The results of the proposed 100 for 1 reverse split was, Item #3 of the Proxy was:
FOR    AGAINST
66,051,050 - 66.96% 52,000 - 0.00053%

ALL PROPOSALS PASSED: George S. Woodhead on behalf of all the directors of the new Overthrust International Corporation thanks all the Stockholders for their support and participation in the new directions of OVERTHRUST INTERNATIONAL CORPORATION.
These Articles of Amendment to the Articles of Incorporation of Overthrust Oil and Gas Corporation is signed this 12 day of July, 1989.

/s/                                                             /s/
Lorin N. Pace                           George S. Woodhead
Secretary-Director                   Chairman-President

/s/
David H. Barry
Director-Vice President

Subscribed and sworn to before me this 12 day of July, 1989.

/s/
Notary Public
Residing in Salt Lake City, Utah

My /commission Expires:
10-5-1991

ARTICLES OF INCORPORATION
OF
OVERTHRUST OIL & GAS CORPORATION

We, the undersigned natural persons of the age of twenty-one years or more, acting as incorporators of a corporation under the Utah Business Corporation Act, hereby adopt the following articles of Incorporation for such Corporation:

I

The name of the Corporation shall be OVERTHRUST OIL AND GAS CORPORATION.

II

The purpose or purposes for which the Corporation is organized are: to acquire oil and gas leases. To sell, manufacture, distribute and sell franchises for such building elements as might be manufactured or purchased by the Corporation. The Corporation can buy, sell, or manufacture any items, devices or apparatus, and to do all things that may be necessary or convenient for the purpose or purposes of the Corporation, within the laws of the United States. To purchase, lease, or otherwise, and to sell or dispose of real estate, buildings, and equipment, deemed desirable in the doing of the business of the Corporation. To purchase or otherwise acquire, hold, lease, sell exchange, assign, transfer, mortgage, pledge or otherwise, and all forms of real property and personal property, and any right or interest in real and personal property, legal or equitable including the right to buy, own, sell, hold, pledge or otherwise dispose of, or be interested in, the shares of its own capital stock acquired from stockholders or otherwise; or the shares, notes, bonds, debentures, script and other evidences of indebtedness of any other corporation, whether domestic or foreign, and whether now or hereafter incorporated; and while the owner of any such shares of property, to exercise all rights of ownership including the right to vote thereon.

III

The period of its duration is ninety-nine (99) years.

IV

The registered agent shall be Jay Rasmussen, and the registered office shall be 1005 South 300 West, Salt Lake City, Utah 84101.

V

The aggregate number of shares which the Corporation shall have authority to issue is Thirty Million (30,000,000) shares with a par value of $0.01 per share.

VI

The Corporation will not commence business until consideration of the value of at least One Thousand Dollars ($1,000.00) has been received for the issuance of shares.

VII

Provisions limiting or denying to shareholders the preemptive right to acquire additional or treasury shares of the Corporation are: When the Board of Directors so determine to sell authorized but un-issued, or new stock, said stock shall first be offered to the stockholders in relation to their then present holdings, prorate, at a price established by the Board of Directors.

VIII

The original incorporators, officers and number of directors of the Corporation are:
Shirley Thoorup President Director
1492 Preston Avenue
Salt Lake City, Utah

Emanuel A Floor Vice President Director
2205 Country Club Drive
Salt Lake City, Utah
Jay Rasmussen Secretary/Treasurer Director
2592 East Golden Eye Dr.
Sandy, Utah 84070

IX

No Stockholder or Executor or Administrator of any deceased stockholder shall transfer stock in this company without first notifying the Company of the name of the proposed transferee, and obtaining the consent of the Board of Directors. And, if the Board shall refuse to make such transfer, then the Company shall, within thirty (30) days of such application, either itself purchase, or find purchaser for the stock at not less than the book value thereof as fixed by the Board of Directors: Otherwise such transfer shall be made.

X

The affairs of the Company shall be managed by the Board of Directors. They shall hold office for one (1) year and until their successors are elected and qualify. The membership of the Board of Directors may be changed to any number allowed by the Utah Business Corporation Code at any time at any regular or special meeting of the Stockholders. The directors shall choose from their own members a President, a Vice-President, a Secretary and a Treasurer for the Company, and such other officers and agents as they deem necessary in the management and conduct of the Corporation's business. Any officer or director may resign by giving, in writing, to the Board of Directors or he may be removed in the manner provided by law. A majority of the Board shall constitute a quorum for the transaction of business. The Board of Directors shall have the general control and management of the property, business and affairs of the Corporation, but they may delegate certain duties in respect thereto to the various employees and others as needed.

XI

Meetings of the Stockholders, either regular or special, shall be held either at the principal place of business of the Corporation, or other designated place within or without the State of Utah. The annual meeting of the stockholders for the election of Directors and for the transaction of all other business coming lawfully before it shall be held at the office of the company in Salt Lake City, Utah, on April first, and annually thereafter at the same time and place for the same purposes, unless such day falls upon a legal holiday, in which case said meeting shall be held the next day following which is not a legal holiday.

XII

These Articles of Incorporation may be amended in any respect at any stockholder's meeting called for that purpose. Notice of such meeting shall be given by mailing or delivering to each stockholder of record at least ten (10) days before such meeting, directed to his or her address as shown by the companys books. A written or printed notice thereof. The stock represented at the meeting, whatever the amount, shall constitute a quorum, and the question of amendment shall be decided by a majority of the votes cast.

XIII

The private property of the stockholders shall not be liable for the obligations of the Corporation.

WITNESS the hands of the Incorporators this 27th day of April, 1978.

/s/
Shirley Thorup
/s/
Emanuel A Floor
/s/
Jay Rasmussen

Exhibit 2.2

INDEX
BY-LAWS
KWT, Ltd. Inc.

ARTICLE I - OFFICES

ARTICLE II - STOCKHOLDERS
1. ANNUAL MEETING
2. SPECIAL MEETINGS
3. PLACE OF MEETINGS
4. NOTICE OF MEETINGS
5. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE
6. VOTING LIST
7. QUORUM
8. PROXIES
9. VOTING
10. ORDER OF BUSINESS
      a. Roll Call
      b. Proof of notice of meeting or waiver of notice
      c. Reading of minutes of preceding meeting
      d. Reports of Officers
      e. Reports of Committees
      f. Election of Directors
      g. Unfinished Business
      h. New Business
11. INFORMAL ACTION BY STOCKHOLDERS

ARTICLE III - BOARD OF DIRECTORS
      1. GENERAL POWERS
      2. NUMBER, TENURE AND QUALIFICATIONS
      3. REGULAR MEETINGS
      4. SPECIAL MEETINGS
      5. NOTICE
      6. QUORUM
      7. MANNER OF ACTING
      8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES
      9. REMOVAL OF DIRECTORS
      10. RESIGNATION
      11. COMPENSATION
      12. EXECUTIVE AND OTHER COMMITTEES

ARTICLE IV - OFFICERS
      1. NUMBER
      2. ELECTION AND TERM OF OFFICE
      3. REMOVAL
       4. VACANCIES
      5. PRESIDENT
      6. CHAIRMAN OF THE BOARD
      7. SECRETARY
      8. TREASURER
      9. SALARIES

ARTICLE V - STOCK
      1. CERTIFICATES
      2. NEW CERTIFICATES
      3. RESTRICTIONS OF TRANSFER

ARTICLE VI - CONTRACTS, LOANS, CHECKS AND DEPOSITS
      1. CONTRACTS
      2. LOANS
      3. CHECKS, DRAFTS, ETC
      4. DEPOSITS

ARTICLE VII - FISCAL YEAR

ARTICLE VIII - DIVIDENDS

ARTICLE IX - SEAL

ARTICLE X - WAIVER OF NOTICE

ARTICLE XI - AMENDMENTS

BY-LAWS AS AMENDED

ARTICLE I-OFFICES

The principal office of the corporation in the State of Utah shall be located at 124 South 600 East, in the city of Salt Lake City, county of Salt Lake. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

ARTICLE II-STOCKHOLDERS

1. ANNUAL MEETING. The annual meeting of the stockholders shall be held on the 2nd Tuesday of August in each year, beginning with the year 1998 at the hour of 1 o'clock P.M. local time for the purpose of the election of directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

2. SPECIAL MEETINGS. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the presided or by a director, and shall be called by the president at the request of the holders of not less than fifty one (5 1) percent of all the outstanding shares of the corporation entitled to vote at the meeting.

3. PLACE OF MEETING. The directors may designate any place, either within or without the state unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the state unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

4. NOTICE OF MEETING. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting is called, shall be delivered not less than ten (10) days nor more than twenty (20) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the director calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

5. CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least twenty (20) days immediately preceding such meeting, In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than twenty (20) days and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6. VOTING LIST. The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of the (10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

7. QUORUM. At any meeting of stockholders fifty one (5 1) percent of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

8. PROXIES. At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9. VOTING. Each shareholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

10. ORDER OF BUSINESS. The order of business at all meetings of the stockholders, shall be as follows:

a. Roll Call.

b. Proof of notice of meeting or waiver of notice.

c. Reading of minutes of preceding meeting.

d. Reports of Officers.

e. Reports of Committees.

f. Election of Directors.

g. Unfinished Business.

h. New Business.

11.INFORMAL ACTION BY STOCKHOLDERS. Unless otherwise provided by law, any action required to be taken at a meeting of the stockholder, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof.

ARTICLE III - BOARD OF DIRECTORS

1. GENERAL POWERS. The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of the State of Nevada.

2. NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the corporation shall be a minimum of one (1) and a maximum of five (5). Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

3. REGULAR MEETINGS. A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

4. SPECIAL MEETINGS. Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5. NOTICE. Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6. QUORUM. At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

7. MANNER OF ACTING. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

8. NEWLY CREATED DIRECTORSHIPS AND VACANCIES. Newly created directorships resulting From an increase in the number of directors and vacancies occurring on the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

9. REMOVAL OF DIRECTORS. Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

In. RESIGNATION. A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

Il. COMPENSATION. No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

12. EXECUTIVE AND OTHER COMMITTEES. The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (1) or more directors. Each such committee shall serve at the pleasure of the board.

ARTICLE IV-OFFICERS

I. NUMBER The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2. ELECTION AND TERM OF OFFICE. The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. REMOVAL. Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

4. VACANCIES. A vacancy in any office because of death, resignation. removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5. PRESIDENT. The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign with the secretary or any proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6. CHAIRMAN OF THE BOARD. In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall assume the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

7. SECRETARY. The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

8. TREASURER If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such money in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

9. SALARIES. The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.

ARTICLE V - STOCK

CERTIFICATES.

The shares of stock shall be represented by consecutively numbered certificates signed in the name of the Corporation by its President or Vice President and the Secretary or an Assistant Secretary, and shall be sealed with the seal of the Corporation, or with a facsimile thereof. The signatures of the Corporation's officers on such certificates may also be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be an officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid.

2. NEW CERTIFICATES.

No new certificates evidencing shares shall be issued unless and until the old certificate or certificates, in lieu of which the new certificates is issued, shall be surrendered for cancellation, except as provided in paragraph 2 of this Article V.

3, RESTRICTIONS OF TRANSFER

No certificate shall be issued or re-issued without a restriction of transferability clearly imprinted thereupon unless registered as required by law or an exemption from registration is available.

ARTICLE VI- CONTRACTS, LOANS, CHECKS, AND DEPOSITS

1. CONTRACTS. The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

ARTICLE W - FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day of June each year.

ARTICLE VIII - DIVIDENDS

The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE IX - SEAL
The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

ARTICLE X - WAIVER OF NOTICE
Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI - AMENDMENTS
These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.

EXHIBIT 6.1

ARTICLES OF AMENDMENT

OF

OVERTHRUST INTERNATIONAL CORPORATION

Overthrust Intentional Corporation hereby adopts the following Articles of

Amendment

First: The name of the Corporation is Overthrust International Corporation.

Second: The Articles of Incorporation are amended as follows:

ARTICLE 1. NAME

The name of the corporation shall be KWT, Ltd.

Third: This amendment was adopted by the shareholders of the Corporation October 5, 1998

Fourth: This Amendment was adopted by the following Vote of shareholders

Number of shares outstanding: 3,387,958

Number of shares voting: 2,800,200

Number of shares voting against: 0

Number of shares abstaining: 100,010

DATED this the 5th day of October, 1998 Overthrust International Corporation

\s\ Howard Oversen,

Howard Oversen, President

\s\ Robin Ya Ding Nie

Robin Ya Ding Nie

Ho Chen Co. Inc.

By \s\ Jeff Xiao Fu Shu

Jeff Xiao Fu Shu, Vice Chariman

\s\ Robin Ya Ding Nie

Robin Ya Nie, as proxy for certain sharholders of KWT BVI

EXHIBIT 6.2

ACTION BY WRITTEN CONSENT

OF THE BOARD OF DIRECTORS OF

KWT, LTD.

A Utah Corporation

The undersigned, bring all of the directors of KWT, Ltd., a Utah corporation, hereby take the following Action by written Consent in lieu of a meeting.

Whereas, this corporation has acquired all of the outstanding shares of Anshan KWT (BVI) Co. Ltd. ("KWT BVI"), a British Virgin Islands corporation which in turn owns all of the shares of KWT Company Limited, a corporation organized under the laws of the peoples Republic of China, and

WHEREAS, in accordance with such transaction there has been effected a change of control in this corporation, and

WHEREAS, it is therefor necessary and appropriate that certain corporate actions be undertaken and approved by the Board of Directors of this corporation, now therefore it is

RESOLVED, that Jeff S.F. Shu is hereby elected Chairman of the

Board and president of this corporation and Feng Gu is hereby sleeted Secretary and Treasurer of this corporation, and it is

FURTHER RESOLVED, that in connection with the acquisition by this corporation of KWT BVI and the obligation of this corporation to issue shares of its common stock in consideration therefor that this corporation issue to the former shareholders of ICWT BVI an aggregate of 11,737,952 shares of common stock of this corporation, and the transfer agent for this corporation is authorized, upon the direction of counsel to this corporation, to prepare and issue certificates representing such shares in the names and denominations and bearing such restrictive legends as counsel shall request and to deliver such certificates to counsel, and it is

FVRTHER RESOLVED, that upon such issuance, such shares of common stock shall be validly issued, fully paid and non-assessable shares of common stock of the corporation, and it is

FURTHER RESOLVED, that with respect to the reverse split of the outstanding shares of common stock of this corporation recently approved by this Board and the shareholders of this corporation that the transfer agent for the common stock of this corporation is directed to round up to mingle shares all fractional shares resulting from such reverse split and to appropriately adjust the number of outstanding shares of common stock Of this corporation resulting from such action and to report thereon to the officers of this corporation, and it is

FURTHER RESOLVED, that Robert Meredith, Esq. is hereby appointed the registered agent for this corporation in the state of Utah, and it is

FURTHER RESOLVED, that the executive office for this corporation, until further action by this board, is 1801 Century Park East, 25th Floor, Los Angeles, California 90067, and it is

FURTHER RESOLVED, that the officers of this corporation be and they hereby are authorized and empowered to investigate the desirability of engaging a new transfer agent for this corporation and if such officers shall deem such action appropriate to engage such transfer agent and execute such agreements and other documents as may he appropriate in the circumstances, and it is

FURTWER RESOLVED, that this corporation retain the Law Office of David L. Kagel to act as general counsel to the corporation and render legal services to the corporation and the officers of this corporation are authorized to enter into such arrangements with Mr. Kagel as they deem appropriate and to execute on behalf of this corporation a retainer agreement with him, and it is

FURTHER RESOLVED, that this corporation engage Ascot Chase, Inc. to render public relations services to the corporation and the officers of this corporation are hereby authorized to enter into such agreements with Ascot Chase, Inc. as they deem appropriate, and it is

FURTHER RESOLVED, that the officers of this corporation be and they hereby are authorized end empowered to open one or more accounts with a bank or other financial institution in the United states, to execute such documents as any such financial institution may request, to certify that resolutions required by such financial institution have been adopted by this Board (any such resolutions being hereby incorporated herein in their entirety as though fully set forth herein) and to take any and. all further action as may be necessary, provided however that on chocks in excess of $5,000 the signatures of the president and secretary of this corporation shall be required and on checks in excess of $5,000 the signatures of the President, the Secretary and one other person to be designated by the Board of Directors shall be required, and it is

FURTHER Resolved, that this corporation issue and sell up to 400,000 shares of common stock of the corporation at a price of $.001 per share pursuant to Rule 504 under the Securities Act of 19f3, as amended, and the officers of this corporation be and they hereby are authorized and empowered to take such actions and execute such documents as may be necessary to effectuate such offering, and it is

FURTHER RESOLVEDI that upon the completion of such offering and the receipt of the consideration for such shares, the transfer agent for the common stock of this corporation is authorized upon the direction of any officer of this corporation or counsel to this corporation to issue certificates representing such shares in the names and amounts specified by such officer or counsel, and it is

FURTHER RESOLVED, that upon the issuance of the aforementioned shares of common stock of this corporation such shares shall he fully paid and nonassessable shares of common stock of this corporation, and it is

FURTHER RESOLVED. that the officers of this corporation be and they hereby are authorized and empowered to investigate and consider moving the domicile of this corporation to such other state as such officers may deem appropriate and in the best interests of this corporation and ouch officers are authorized and directed to consult with counsel to this corporation with respect to such matter and if the officers deem such change of domicile to be in the best interests of this corporation, to seek the written consent of a majority of the outstanding shares of common stock of this corporation to such change of domicile, and it is

FURTHER RESOLVED, that this corporation appoint as its auditor Dickson V. Lee, L.L.C., Certified Public Accountant, to examine and report upon the financial statements of this corporation, and it is

FURTHER RESOLVED, that the officers of this corporation he and they hereby are authorized and empowered to take such other and further action and execute such documents as may he necessary to effectuate the previous resolution.

IN WITNESS WHEREOF the undersigned, being all of the directors of KWT, Ltd. have executed this action by written concent as of October 5, 1998.

\s\ Jeff X.F. Shu Jeff X.F. Shu	\s\ Robin Y.T. Nie Robin Y.T. Nie
\s\ Lilly L. Ma Lilly L. Ma	\s\ Ning Yi Ning Yi
\s\ Peter Moy Peter Moy	\s\ Robert Cashman Robert Cashman
\s\ Feng Gu Feng Gu

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KWT, Ltd.

Date: January 20, 2000 By: /S/